333 S. Wabash Ave. Chicago IL 60604	Robert M. Mann Senior Vice President and Deputy General Counsel Law Department
	Telephone Facsimile Internet	312-822-4982 312-822-1297 robert.mann@cna.com

April 24, 2009

Via EDGAR Filing, Facsimile & U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-6010

Attn:	Ibolya Ignat Staff Accountant

Re:

CNA Financial Corporation (“CNA”)

Form 10-K for the Year Ended December 31, 2008

Filed on February 24, 2009

Schedule 14A

Filed on March 30, 2009

Comment Letter, dated April 23, 2009 (“Comment Letter”)

File No. 001-05823

Dear Ms. Ignat:

Per your recent voice mail exchange with my colleague, Jacquelyne Belcastro, CNA acknowledges receipt of the Comment Letter. In addition, CNA is currently working on a substantive response to the Comment Letter and plans to file this response on or before May 15, 2009.

Although CNA is, of course, amenable to enhancing its disclosures in the context of the Comment Letter, this response should not be considered an indication that CNA believes any disclosures in the captioned Form 10-K or Schedule 14A were inadequate or incorrect in any material respect.

If you have any questions or need any additional information, please do not hesitate to contact me at the numbers indicated above or Ms. Belcastro at (312) 822-4699 (telephone) or (312) 822-1297 (fax).

Very truly yours,

/s/ Robert M. Mann
Robert M. Mann